EXHIBIT 21.1

TRAVERE THERAPEUTICS, INC.
LIST OF SUBSIDIARIES

No.	Name
1	Travere Therapeutics Pharmaceutical, Inc.
2	Travere Therapeutics Ireland Limited
3	Travere Therapeutics Switzerland GmbH
4	Kyalin Biosciences, Inc.
5	Manchester Pharmaceuticals LLC